

Mail Stop 3561

August 16, 2018

Ted T. Timmermans
Vice President & Chief Accounting Officer
Transcontinental Gas Pipe Line Company, LLC
2800 Post Oak Boulevard
Houston, Texas 77056

> **Re: Transcontinental Gas Pipe Line Company, LLC**
> **Registration Statement on Form S-4**
> **Filed August 13, 2018**
> **File No. 333-226803**

Dear Mr. Timmermans:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 with any questions.

Sincerely,

/s/ Parhaum J. Hamidi *for*

Mara Ransom
Assistant Director
Office of Consumer Products